SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

                                             SCHEDULE 13D
                                           (Amendment No.  1)

                                   Dover Investments Corporation
                                           (Name of Issuer)

Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share
                             (Title of Class of Securities)
                   Class A Common Stock - 260152103
                   Class B Common Stock - 260152202
                                    (CUSIP Number)

    Richard V. Smith, Esq., Orrick, Herrington & Sutcliffe LLP,
    400 Sansome Street, San Francisco, CA 94111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     May 2, 2002
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1   Name of reporting person
     I.R.S. identification no. of above person (entities only)
        The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992

2   Check the appropriate box if a member of a group*
       (a)
       (b) x

3   SEC use only

4   Source of funds*
      00

5   Check box if disclosure of legal proceedings is required
      pursuant to item 2(d) or 2(e)

6   Citizenship or place of organization
      California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7   Sole voting power
      None

8   Shared voting power
      431,021 Class A Common Shares
      245,114 Class B Common Shares

9   Sole dispositive power
       None

10  Shared dispositive power
       431,021 Class A Common Shares
       245,114 Class B Common Shares

11  Aggregate amount beneficially owned by each reporting person
        431,021 Class A Common Shares
        245,114 Class B Common Shares

12  Check box if the aggregate amount in row (11) excludes certain shares*



13  Percent of class represented by amount in row (11)
        43.0% of Class A Common Shares
        78.4% of Class B Common Shares

14  Type of reporting person*
        00


     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1   Name of reporting person
       I.R.S. identification no. of above person (entities only)
         Lawrence Weissberg

2   Check the appropriate box if a member of a group*
       (a)
       (b) x

3   SEC use only

4   Source of funds*
       PF/00

5   Check box if disclosure of legal proceedings is required
       pursuant to item 2(d) or 2(e)

6   Citizenship or place of organization
       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7   Sole voting power
       None

8   Shared voting power
       431,021 Class A Common Shares
       245,114 Class B Common Shares

9   Sole dispositive power
       None

10  Shared dispositive power
        431,021 Class A Common Shares
        245,114 Class B Common Shares

11  Aggregate amount beneficially owned by each reporting person
        431,021 Class A Common Shares
        245,114 Class B Common Shares

12  Check box if the aggregate amount in row (11) excludes certain shares*

13  Percent of class represented by amount in row (11)
        43.0% of Class A Common Shares
        78.4% of Class B Common Shares

14  Type of reporting person*
        IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1   Name of reporting person
      I.R.S. identification no. of above person (entities only)
        Frederick M. Weissberg

2   Check the appropriate box if a member of a group*
        (a)
        (b) x

3   SEC use only

4   Source of funds*
       PF/00

5   Check box if disclosure of legal proceedings is required
       pursuant to item 2(d) or 2(e)

6   Citizenship or place of organization
       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7   Sole voting power
       6,706 Class A Common Shares

8   Shared voting power
       4,659 Class A Common Shares

9   Sole dispositive power
       6,706 Class A Common Shares
10  Shared dispositive power
        4,659 Class A Common Shares

11  Aggregate amount beneficially owned by each reporting person
        11,365 Class A Common Shares

12  Check box if the aggregate amount in row (11) excludes certain shares*

13  Percent of class represented by amount in row (11)
        1.1% of Class A Common Shares

14  Type of reporting person*
        IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1   Name of reporting person
     I.R.S. identification no. of above person (entities only)
       Marvin Weissberg

2   Check the appropriate box if a member of a group*
        (a)
        (b) x

3   SEC use only

4   Source of funds*
       PF

5   Check box if disclosure of legal proceedings is required
        pursuant to item 2(d) or 2(e)

6   Citizenship or place of organization
       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7   Sole voting power
       34,000 Class A Common Shares

8   Shared voting power
       None


9   sole dispositive power
      34,000 Class A Common Shares

10  Shared dispositive power
        None

11  Aggregate amount beneficially owned by each reporting person
         34,000 Class A Common Shares

12  Check box if the aggregate amount in row (11) excludes certain shares*

13  Percent of class represented by amount in row (11)
        3.4% of Class A Common Shares

14  Type of reporting person*
         IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1   Name of reporting person
       I.R.S. identification no. of above person (entities only)
        Britt Evans

2   Check the appropriate box if a member of a group*
        (a)
        (b) x

3   SEC use only

4   Source of funds*
       PF/00

5   Check box if disclosure of legal proceedings is required
        pursuant to item 2(d) or 2(e)

6   Citizenship or place of organization
       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7   Sole voting power
        5,412 Class A Common Shares


8   Shared voting power
       4,659 Class A Common Shares

9   Sole dispositive power
       5,412 Class A Common Shares

10  Shared dispositive power
        4,659 Class A Common Shares

11  Aggregate amount beneficially owned by each reporting person
         10,071 Class A Common Shares

12  Check box if the aggregate amount in row (11) excludes certain shares*

13  Percent of class represented by amount in row (11)
        1.0% of Class A Common Shares

14  Type of reporting person*
        IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 1 to a Statement on Schedule 13D amends and restates in its entirety the Schedule 13D, filed on February 11, 2002 by The Lawrence Weissberg Revocable Living Trust, U/D/T dated
November 25, 1992 ("The Lawrence Weissberg Trust" or the "Trust"),
Lawrence Weissberg, Frederick M. Weissberg and Britt Evans. The primary purposes of this amendment are to reflect the resignation, on May 2, 2002, of Britt Evans as co-trustee of The Lawrence Weissberg Trust with respect to the shares of Common Stock, as defined below, held by the Trust and the subsequent appointment of Marvin Weissberg as a successor co-trustee with respect to the shares of Common Stock held by the Trust. Furthermore, on June 7, 2002, Britt Evans resigned as co-trustee of the The Lawrence Weissberg Trust with respect to all matters concerning the Trust. Also on June 7, 2002, Marvin Weissberg and William Weissberg were appointed as successor co-trustees of the Trust with respect to all matters concerning the Trust in addition to existing co-trustee Frederick M. Weissberg.

               As of June 7, 2002, upon the appointment of William Weissberg as a third co-trustee of the Trust with respect to all matters of the Trust along with Frederick M. Weissberg and Marvin Weissberg, with a majority of the co-trustees required to act in the voting and disposition of the shares of Common Stock held by the Trust and with none of the co-trustees having veto power with respect to any matters involving the voting or disposition of the shares of Common Stock held by the Trust, Frederick M. Weissberg and Marvin Weissberg ceased to share voting and dispositive power over the shares of Common Stock beneficially owned directly by the Lawrence Weissberg Trust.

               This amendment reflects that, as of May 2, 2002, Britt Evans ceased to be the beneficial owner of more than five percent of the Class A Common Stock and Class B Common Stock, as defined below, and that as of June 7, 2002, Frederick M. Weissberg and Marvin Weissberg each ceased to be the beneficial owner of more than five percent of the Class A Common Stock and Class B Common Stock.

Item 1.  Security and Issuer

               This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), and to the Class B Common Stock, $.01 par value per share (the
"Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of Dover Investments Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 100 Spear Street, Suite 520, San Francisco, California 94105.


Item 2.  Identity and Background

                This Amendment No. 1 to Schedule 13D is being filed by The Lawrence Weissberg Trust, Lawrence Weissberg, Frederick M. Weissberg, Marvin Weissberg and Britt Evans (collectively, the "Reporting Persons").

                The Lawrence Weissberg Trust is a revocable trust formed by Lawrence Weissberg, of which Frederick M. Weissberg, William Weissberg and Marvin Weissberg are the only co-trustees. There are several beneficiaries of The Lawrence Weissberg Trust (including Frederick M. Weissberg and William Weissberg). The Trust is further described in Item 6. Frederick M. Weissberg and William Weissberg are the sons of Lawrence Weissberg and Marvin Weissberg is the brother of Lawrence Weissberg.

               The state of organization, address of principal office and principal business of The Lawrence Weissberg Trust and for each other Reporting Person, his citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

               During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

               The shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust (which shares also are beneficially owned by Lawrence Weissberg solely as a result of his status as the settlor of The Lawrence Weissberg Trust, a revocable trust) were acquired by The Lawrence Weissberg Trust by a grant made to The Lawrence Weissberg Trust by Lawrence Weissberg.

               The shares of Common Stock beneficially owned directly by The Lawrence Weissberg Foundation (which shares also are beneficially owned by Frederick M. Weissberg and Britt Evans solely as a result of their status as directors thereof) were acquired by The Lawrence Weissberg Foundation in open market purchases through the use of the Foundation's funds.

               The shares of Common Stock beneficially owned by Frederick M. Weissberg in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as a director of The Lawrence Weissberg Foundation, were acquired by Frederick M. Weissberg in open market purchases through the use of personal funds.

               The shares of Common Stock beneficially owned by Marvin Weissberg in his individual capacity were acquired by Marvin Weissberg in open market purchases through the use of personal funds.

               The shares of Common Stock beneficially owned by Britt Evans in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as a director of The Lawrence Weissberg Foundation, were acquired by Britt Evans in open market purchases through the use of personal funds.

Item 4.  Purpose of Transaction

               The Lawrence Weissberg Trust may be deemed to be a "control person" of the Company within the meaning of the General Rules and Regulations adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               The Reporting Persons, individually or together, may make additional purchases of Common Stock in the open market or through privately negotiated transactions, in each case based upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other business and investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the likelihood that a third party may seek to obtain control of the Company and the terms of any transaction relating thereto, and other future developments. Each of the Reporting Persons also may decide to sell all or part of their investment in the Common Stock, based upon their evaluation of the foregoing factors.

                Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

Item 5.  Interest in Securities of the Issuer

                (a) The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in this Item 5) the number and percentages of the outstanding shares of Common Stock set forth in
Exhibit 2 hereto, and such information hereby is incorporated herein by reference.

               Except to the extent of his shared voting and dispositive power as the settlor of The Lawrence Weissberg Trust, a revocable trust, Lawrence Weissberg disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust. He also disclaims beneficial ownership of the 1,810 shares owned by his wife.

               Frederick M. Weissberg disclaims beneficial ownership of 5,324 shares of Class A Common Stock which are held in trust for the benefit of his children for which he is trustee. Frederick M. Weissberg also disclaims beneficial ownership of 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg Foundation of which Frederick M.
Weissberg is a director and 787 shares which are held in trust for the benefit of the grandchildren of Lawrence Weissberg for which Frederick M.
Weissberg is trustee.

                Except to the extent of his shared voting and dispositive power as a co-trustee of The Lawrence Weissberg Trust from May 2, 2002 to
June 7, 2002, Marvin Weissberg disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust.

               Britt Evans disclaims beneficial ownership of 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg
Foundation of which Britt Evans is a director.

              (b) The number of shares of Common Stock as to which the Reporting Persons have sole or shared voting and dispositive power is set forth in Exhibit 2 hereto, and such information hereby is incorporated herein by reference.

              Lawrence Weissberg, as the settlor of The Lawrence Weissberg Trust, a revocable trust, shares voting and dispositive power over the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust.

               Upon his resignation as co-trustee of The Lawrence Weissberg Trust with respect to the shares of Common Stock held by the Trust, Britt Evans ceased to share voting and dispositive power over the shares of Common Stock beneficially owned directly by the Trust effective as of May 2, 2002.


               Upon his appointment as co-trustee of The Lawrence Weissberg Trust with respect to the shares of Common Stock held by the Trust, Marvin Weissberg shared voting and dispositive power over the shares of Common Stock beneficially owned directly by the Trust effective as of May 2, 2002.

               As of June 7, 2002, upon the appointment of William Weissberg as a third co-trustee of the Trust with respect to all matters of the Trust along with Frederick M. Weissberg and Marvin Weissberg, with a majority of the co-trustees required to act in the voting and disposition of the shares of Common Stock held by the Trust and with none of the co-trustees having veto power with respect to any matters involving the voting or disposition of the shares of Common Stock held by the Trust, Frederick M. Weissberg and Marvin Weissberg ceased to share voting and dispositive power over the shares of Common Stock beneficially owned directly by the Lawrence Weissberg Trust.

               The applicable information required by Item 2 with respect to each other person described in this Item 5 with whom voting or dispositive power is shared, is disclosed in Item 2 and in Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

               (c)    None.

               (d) The beneficiaries of The Lawrence Weissberg Trust with the right to receive, or to direct the receipt of, dividends and the proceeds from the sale of the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust are members of Lawrence Weissberg's immediate family and the descendents of Lawrence Weissberg.

               (e) Britt Evans ceased to be the beneficial owner of more than five percent of the Class A Common Stock or Class B Common Stock effective as of May 2, 2002. Frederick M. Weissberg and Marvin Weissberg each ceased to be the beneficial owner of more than five percent of the Class A Common Stock or Class B Common Stock effective as of June 7, 2002.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer

               The Lawrence Weissberg Trust was established during the lifetime of the settlor for estate planning and succession purposes. The settlor was the sole trustee and the Trust is revocable. Upon the resignation of Lawrence Weissberg as trustee of The Lawrence Weissberg Trust on October 24, 2001,
Britt Evans and Frederick M. Weissberg became the successor co-trustees of The Lawrence Weissberg Trust. Upon the resignation of Britt Evans as co-trustee of The Lawrence Weissberg Trust as of May 2, 2002 with respect to the shares of Common Stock held by the Trust, Marvin Weissberg was appointed as successor co-trustee of the Trust with respect to the shares of Common Stock held by the Trust. Upon the resignation of Britt Evans as co-trustee of The Lawrence Weissberg Trust as of June 7, 2002 with respect to all matters of the Trust, Marvin Weissberg and William Weissberg were appointed as successor co-trustees of the Trust with respect to all matters of the Trust along with exisiting co-trustee Frederick M. Weissberg. The Trust documents provide that the action of a majority of the co-trustees is required for most matters affecting the Trust, including matters involving the voting and disposition of the shares of Common Stock held by the Trust.

               Other than as described above in this Item 6, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

            Exhibit 1   Reporting Persons.

            Exhibit 2   Beneficial Ownership Table.

            Exhibit 3   Joint Filing Agreement.

            Exhibit 4   Power of Attorney (Incorporated by reference to
                             Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission on February 11, 2002 by The Lawrence Weissberg Trust, Lawrence Weissberg, Frederick M. Weissberg and Britt Evans).

                                          SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2002

                             THE LAWRENCE WEISSBERG REVOCABLE
                             LIVING TRUST, U/D/T DATED NOVEMBER 25,
                             1992


                             By:/s/Frederick M. Weissberg
                                   Name: Frederick M. Weissberg
                                   Title: Co-Trustee


                             By:/s/William Weissberg
                                  Name: William Weissberg
                                  Title: Co-Trustee


                             By:/s/Marvin Weissberg
                                  Name: Marvin Weissberg
                                  Title: Co-Trustee

                                                *
                             Name: Lawrence Weissberg


                                        /s/Frederick M. Weissberg
                             Name: Frederick M. Weissberg


                                        /s/Marvin Weissberg
                             Name: Marvin Weissberg


                                        /s/Britt Evans
                             Name: Britt Evans

* By:/s/Frederick M. Weissberg
        Frederick M. Weissberg,
        as Attorney-in-Fact

                            EXHIBIT INDEX

Exhibit Number          Description

          1                       Reporting Persons.
          2                       Beneficial Ownership Table.
          3                       Joint Filing Agreement.
          4                       Power of Attorney (Incorporated by reference
                                   to Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange
                                   Commission on February 11, 2002 by The
                                   Lawrence Weissberg Trust,
                                   Lawrence Weissberg, Frederick M. Weissberg and Britt Evans).

                           EXHIBIT 1

                           Reporting Persons

               Set forth below are the address of principal office and the principal business of The Lawrence Weissberg Trust and, with respect to each other Reporting Person, his name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. The state of organization of The Lawrence Weissberg Trust is California.
Each Reporting Person who is an individual is a United States citizen.


Name and Address                        Principal Business

The Lawrence Weissberg Trust     Management and
100 Spear Street, Suite 520           distribution of trust
San Francisco, CA  94105             assets
Attn:
                                                     Principal Occupation or
                                                     Employment and Name
                                                     of Employer                     Principal Business and Address
Name and Address                        Organization                    Of Employer Organization

Lawrence Weissberg                     Retired                             N/A
100 Spear Street, Suite 520
San Francisco, CA  94105

Frederick M. Weissberg               Chairman of the Board       Dover Investments Corporation
100 Spear Street, Suite 520          and President of Dover      100 Spear Street, Suite 520
San Francisco, CA  94105             Investments Corp.             San Francisco, CA 94105
                                                                                              (residential real estate developers)

Marvin Weissberg                       Chairman of the Board       Weissberg Corporation
1901 N. Moore Street                   of Weissberg                    1901 N. Moore Street
Arlington, VA 22209                    Corporation                      Arlington, VA 22209
                                                                                             (real estate development
                                                                                              and investment)



Britt Evans                                   Chief Executive Officer     E.F. Communities, Inc.
2406 Merced Street                      of E.F. Communities,        2406 Merced Street
San Leandro, CA  94577              Inc.                                   San Leandro, CA 94577
                                                                                              (real estate developer and
                                                                                               contractor)

                              EXHIBIT 2

                        Beneficial Ownership Table

               The Reporting Persons beneficially own (subject to the
disclaimers of beneficial ownership set forth in Item 5 of this
Amendment No. 1 to Schedule 13D) the number and percentages
of the outstanding shares of Common Stock shown below.
                         Shares with
                         Sole                 Shares with Shared
                         Voting and      Voting and
                         Dispositive      Dispositive                 Total Number      Percentage of
Name                Power             Power                        of Shares             Class (1)
The Lawrence   None               431,021 of                 431,021 of           43.0% of
Weissberg                                Class A                      Class A                Class A
Trust                                        Common Shares        Common Shares   Common Shares

                                                245,114 of                 245,114 of            78.4% of
                                                Class B                      Class B                 Class B
                                                Common Shares        Common Shares    Common Shares

Lawrence         None                431,021 of                 431,021 of            43.0% of
Weissberg                                Class A (2)                Class A                 Class A
                                                Common Shares        Common Shares    Common Shares

                                                245,114 of                 245,114 of            78.4% of
                                                Class B                       Class B                Class B
                                                Common Shares        Common Shares    Common Shares

Frederick M.    6,706 of            4,659 of                    11,365 of               1.1% of
Weissberg       Class A             Class A                      Class A                  Class A
                       Common           Common                   Common Shares    Common Shares
                       Shares (3)          Shares(4)

Marvin            34,000 of          None(5)                    34,000 of               3.4% of
Weissberg       Class A                                              Class A                  Class A
                       Common                                            Common Shares    Common Shares(5)
                        Shares

Britt                5,412 of            435,680 of                 10,071 of              1.0% of
Evans              Class A             Class A (6)                Class A                 Class A
                       Common           Common Shares        Common Shares    Common Shares


(1) Based on 1,001,487 shares of Class A Common Stock and 312,833 shares of Class B Common Stock outstanding on May 31, 2002 plus the number of shares of Common Stock subject to outstanding stock options held by such persons that were exercisable on or within 60 days after such date.
(2) Excludes 1,810 shares of Class A Common Stock which are owned by Lawrence Weissberg's wife, of which Lawrence
          Weissberg disclaims beneficial ownership.
(3) Includes 5,324 shares of Class A Common Stock which are held in trust for the benefit of the children of Frederick M. Weissberg for which Frederick M. Weissberg is trustee and 787 shares of Class A Common Stock which are held in trust for the benefit of the grandchildren of Lawrence Weissberg for which Frederick M. Weissberg is trustee. Frederick M. Weissberg disclaims beneficial ownership of these shares.
(4) Consists of 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg Foundation of which Frederick M. Weissberg is a director. Frederick M. Weissberg disclaims beneficial ownership of these shares.
(5)     Excludes 431,021 shares of Class A Common Shares and
         245,114 shares of Class B Common Shares which are owned by The Lawrence Weissberg Trust and of which Marvin Weissberg was deemed a beneficial owner based on his status as co-trustee of the Trust from May 2, 2002 to June 7, 2002. Marvin Weissberg disclaims beneficial ownership of these shares.
(6) Consists of 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg Foundation of which Britt Evans is a director. Britt Evans disclaims beneficial ownership of these shares.

                              EXHIBIT 3

                       Joint Filing Agreement

               In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 1 to Schedule 13D (and any other amendments filed by them) with respect to the shares of Common Stock, $.01 par value per share, of Dover Investments Corporation.

Dated:  June 18, 2002

                            THE LAWRENCE WEISSBERG
                            REVOCABLE  LIVING
                            TRUST, U/D/T DATED NOVEMBER 25, 1992

                            By:/s/Frederick M. Weissberg
                                Name: Frederick M. Weissberg
                                Title: Co-Trustee

                            By:/s/William Weissberg
                                Name: William Weissberg
                                Title: Co-Trustee

                            By:/s/Marvin Weissberg
                                Name: Marvin Weissberg
                                Title: Co-Trustee


                                                *
                            Name: Lawrence Weissberg

                                       /s/Frederick M. Weissberg
                            Name: Frederick M. Weissberg

                                       /s/Marvin Weissberg
                            Name: Marvin Weissberg

                                       /s/Britt Evans
                            Name: Britt Evans

* By:/s/Frederick M. Weissberg
   Frederick M. Weissberg,
   as Attorney-in-Fact

                                  EXHIBIT 4

                          POWER OF ATTORNEY

               Incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission on February 11, 2002 by The Lawrence Weissberg Trust, Lawrence
Weissberg, Frederick M. Weissberg and Britt Evans.